Bonanza

AMERICAN BONANZA GOLD CORP.
Suite 1238, 200 Granville Street
Vancouver, British Columbia
Canada, V6C 1S4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual and Special Meeting of Shareholders (the “Meeting”) of American Bonanza Gold Corp. (the “Corporation”) will be held in the Ferguson Room at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Wednesday, June 26, 2013, at the hour of 10:00 a.m. (Pacific Time), for the following purposes:

1.	To receive and consider the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2012 and the Auditor’s Report thereon;

2.	To fix the number of directors for the ensuing year at five;

3.	To elect five directors to serve until the next annual general meeting of shareholders or until their successors are elected or appointed;

4.	To appoint KPMG LLP, Chartered Accountants as auditor of the Corporation and to authorize the directors to fix their remuneration;

5.	To consider, and if thought advisable, to approve a special resolution authorizing an alteration of the Corporation’s Articles to include advance notice provisions; and

6.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed May 10, 2013 as the record date for determining the shareholders who are entitled to vote at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to read, complete, sign and mail the enclosed Form of Proxy in accordance with the instructions of their broker or as set out in the Form of Proxy, the Proxy Statement and Information Circular accompanying this Notice. Please advise Computershare Investor Services Inc. of any change in your mailing address.

DATED at Vancouver, British Columbia this 23rd day of May, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

Signed: Catherine Tanaka

Corporate Secretary